UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECUIRITES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                              Collision King. Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


          Nevada                                         73-1284771
-------------------------------------        -----------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
 of incorporation organization)


 One Prodigy Way, McAlester,  OK                          74502
----------------------------------------     -----------------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's Telephone Number  (918) 423-4538
                          ---------------
Securities to be registered pursuant to Section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered

           Common                                  OTC  NASDAO


Securities to be registered pursuant to Section 12(g) of the Act.

THE COMPANY

No. 1
-----
          Exact Corporate Name: Collision King, Inc. (The "Company")
          State and date of incorporation: Nevada. The Company was incorporated in Nevada on September 6, 1900 as "Aberdeen Mining and Exploration Company." On May 28, 1987, the Issuer changed its name to "Public Service Corporation." On August 31, 1993 the Issuer changed its name to Prodigy Advanced Repair Technology Corp. On July 21, 1997, the Issuer amended its article of incorporation to reflect its present name. Street address of principal office: Collision King, Inc., One prodigy Way, McAlester, OK 74501 Company Telphone Number:
          918-423-4538, Fax 918-423-4580 Fiscal Year: December 31 Person(s) to contact at Company with respect to report: Lavell Chisum, President/Director, One Prodigy Way, McAlester, OK 74501. Telephone
          Number: 918-423-4538


BUSINESS AND PROPERTIES

No. 3
-----
          With respect to the business of the Company and its properties:
     (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

               The Company manufactures and sells automobile collision repair machines (Real Liner 80-17 and RealLiner 88-20) used byt collision repair facilities to straighten the frames and align the bodies of collision damaged vehicles. The patented machines uses state of the art 1990's technology to improve on a 1960's technology device previously invented by the Issuer's president,
               F. Lavell Chisum.

               As of the date of this report, the Company has delivered over one hundred fifty machines.

     (b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working protype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon on or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts. NONE.

               The Company manufactures a machine originally conceived, designed, invented and patented by F. Lavell Chisum in the 1970's that could not only straighten the frames of automobiles twisted in collisions, but also straighten the "uni-body" cars emerging in the 1970's. The device holds the body of a care in multiple places and pulls the frame or body in a compound motion, opposite of the collision damage. The enhanced version of the machine manufactured by the Company utilized integrated systems technology to manage an adjustable care lift and four-post measuring  and  holding  device  which  allows  operation  by one techinician, creating more flexibility, efficiency, and productivity. A single heavy duty hydraulic pump accomplishes the multiple pulling while the technician simutaneously monitors the three-dimensional measuring pointers beneath the vehicle to determine correct alignment for length,width,height and structural dimensions. The RealLiner series meets most insurance companies criteria for frame/body realignment. The criterias are:
               (1) a sourceof frame/body dimensions, including unibody dimensions, for the types of vehicles repaired. (2) a hoist,rack or bench to elevate the vehicle for under-body damage inspection and diagnosis. (3) a four-point anchoring system capable of holding the vehicle in a stationary position during structural body pulls, suitable for the types of vehicles to be repaired (e.gl pinch weld clamps for use with unibody vehicles). (4) the equipement and capability to remove and reinstall suspension, engine and drive train components when necessary for repairs. (5) evidence of ongoing training for all management and technical personnel.


No. 4
-----

          If the company was not profitable during its fiscal year, list below in chronoligicl order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurence or the expected method by which the Company will achieve the milestones. [need to provide the method to be used in achieving milestones].

               Events or Milestones are not applicable unless the Company receives significant debt or equity financing.


OFFERING PRICE FACTORS

If the securities offered are common stock or are exercisable for or converible into common stock, the following factors may be relevant to the price at which the securities are being offered.N/A

No. 11
------

          Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

          As of December 31, 1998, the Company had total liabilities of $1,444,822 and total stockholder's deficiency of $14,664. The Company is currently unable to satisfy its obligations to its creditors, some of which have a right to commence actions against the Company.

Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term.

          The Company is currently unable to satisfy its oblications to its trade creditors, some of which have a right to commence actions against the Company.

State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

Indicate the Company's plans to resolve any such problems.


          The ability of the Company to satisfy its obligations to its creditors will be dependent upon its ability to raise debt and/or equity funding and its furture performance which is subject to many factors, including factors beyond the Company's control.

DESCRIPTION OF SECURITIES


No. 14
------
          The securities being offered hereby are:

No. 15
------

          These securities have : No Cumulative voting rights.

No. 16
------
          Are the securities convertible? N/A

No. 17
------
     (a) if securities are notes or other types of debt securities: N/A. (Description of Securities) (17) (a) (1) What is the interest rate? N/A. If interest rate is variable or multiple rates, describe: N/A. If serial maturity dates, describe:N/A. Is therea trust endenture?N/A. Are the securities callable or subject to redemption? No. Are the securities collateralized by real or personal property? No.

          How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? N/A.

          How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A

          How much indebtedness is junior (subordinated) to the securities? N/A

     (b) if notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and proforma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discout, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated) to be representative of the interest factor in the particular case. The proforma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A.

          (Description of securities) (17) (b) Last Fiscal Year " Earnings"/"Fixed Charges"=Actual; Pro Forma Minimum Maximum. If no earnings show "Fixed Charges" only: N/A. Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as ameasure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the company's liquidity at any given time will permit payment of debt sevice requirements to be timely made. See Question No.11. .


No. 18
------
          If the securities are Preference or Preferred Stock: N/A. Are unpaid dividends cumulative?N/A. Are securities callable? N/A.

          Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provisions or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securites being offered. N/A.

No. 19
------
          If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

               Under the terms of the SBA loan, the company is not allowed to declare or pay dividends. Therefore, these are restrictions on dividends under loan or other financing arrangements. See audit report.

No. 20
------
          Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: None. See audit report.

DIVIDEND, DISTRIBUTIONS AND REDEMPTIONS

No. 28
------
          If the Company has within the last five years paid dividends, made distributions upon its Stock or redeemed any securities, explain how much and when: None.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

No. 29
------
          Chief executive Officer:
          Title: President & Director, Name : F. Lavell Chisum
          Age: 73
          Office Street Address:

           COLLISION KING, INC., ONE PRODIGY WAY, MCALESTER, OK 74501

          Telephone No.: 918-423-4538 Name of employers, titles and dates of positions held during past five years within an Indication of job responsibilities. Education (degrees, schools, and dates):

               Background- President of Company or predecessor 1993 to 1997, and President 1998 to date, Director 1993 to date. Mr. Chisum has haver 50 years experience in in the collision repair industry, from collision repair technician and repair specialist to owner of numerous repair facilities. Mr. Chisum was the inventor and patent holder of the E-Z Liner Body & Frame Alignment System which revolutionized the collision repair industry and has recorded total sales to date of about $400 million. After founding Chisum Products Company in 1970, he began the original manufacturer of the E-Z Liner. Mr. Chisum then sold his company to Chief Automotive Systems in 1972 and simultaneously licensed the patent to Chief. Mr. Chisum, past Oklahoma Bar Association's Inventor of the Year, holds a total of approximatley 25 patents. His patented designs have revolutionized the technology, methods and productivity of the collision repair industry. He is respected for is inventions and for his participation in and support of the collision repair industry. Mr. Chisum also founded Collision Centers International (CCI), the first public corporation owned by individual collsion repair shops in the U.S. and Canada. He conceived using a property and casualty insurance company to upgrade the quality of colllision repair of the public. He also founded Collision Automotive Repair Services, Inc. (CARS), the fist cooperative of body shop owners. Vetran of the U.S. Navy, he served from 1944 to 1945 as a Seaman Secon Class. Education: Elementary schools in Texas and Oklahoma. In addtion to his Experience, he has attened marketing, promotion, and training seminars.

          Also a Director of the Company. Yes. Indicate amount of time spent on Company matters If less than full time: Full time.

No. 30
------
          Acting Chief Operating Officer:
          Name: F. Lavell Chisum
          See Paragraph 29 above.

No. 31
------
          Chief Financial Officer: F. Lavell Chisum

No. 32
------
          Other Key Personnel: None.

DIRECTORS OF THE COMPANY

No. 33
------
          Number of Directors:  5.
          If Directors are not elected annually, or are elected under voting Trust or other for arrangement, explain: N/A

No. 34
------
          Information concerning outside or other Directors(i.e. those not described above):

     (a)  Name: Charles W. Kusche,  III; Age: 44;
          Title: CEO Wall Street Capital Group, Inc.;
          Office Street Address:  67 Wall St., NY, NY 10005;
          Telephone  No.:  212-344-6100
          Name of employers, titles and dates of position held during past five years with an Indication of job responsibilities.

          Chairman, Wall Street Capital Group, Inc.
          Education (degrees, schools, and dates): BA, 1976
          Mr. Kusche was named as Respondent in a NASD arbitration Case No. 91-03851, in which claiment alleged usuitability, churning, misrepresentation, and breach of fiduciary duty, & c.Claiment awarded compensatory restitution of $70,000. There was no finding of wrongdoing.

     (b)  Name:  John Marchione; Age: 47;
          Title: President, Wall Street Capital Group, Inc.;
          Office  Street  Address:  67 Wall  St.,  NY,  NY 10005;
          Telephone  No.:  221-344-6100
          Name of employers, titles and dates of positions held during past five years within an indication of job responsibilities. Wall Street Capital Group, Inc.
          Education (degrees, schools and dates): BS, Business Management, LaSalle University, Before 1987.

     (c)  Name:  Mark Sansom;  Age:  39;
          Title:  Mark Sansom;
          Office Street Address: 4061 S. Powers Circle, Salt Lake City, UT 84124 Telephone No.: 801-272-8722.
          Name of employers, titles and dates of position held during past five years with an Indication of job responsibilities: Merges and acquisitions, buying and selling stocks. He was past owner of Desert Mountain Securities, '91 to 7/93, and NASD memeber.
          Education (degrees,  schools and dates): University of Utah, pre 1987.

     (d   Name:  Charles  Sulkala;  Age:  55;
          Office Street Address: 3430 Washington Street , Boston, MA 02130. (B) Telephone No: 617-522-5040.
          Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. President, Acme Body and Paint Co., Inc. before 1993 to date. Seminars on proper business management for collision industry. Recognized with awards from autobody industry: Massachusetts Autobody Association Man of Year 1986: Society of Collsiion Repair Specialists (SCRS) Achievement Award; Body Shop Magazine Collision Executive of the Year; Industry Aware Hall of Eagles; I-CAR Founders Award - Inter-Industry Conference on Auto Colllision Repair; Past Chairman of CIC - Collisiion Industry Conference; Past Chairman elect of I-CAR; Past Chairman of finance and audit commitee of I-CAR; Past Chairman of I-CAR of Canada; Past
          Chairman of SCRS - Society of Collision Repair Specialists; Past Chairman Massachusetts Auto Body; Past President Massachusetts Jaycees.
          Education (degrees, schools and dates): BS in accounting , Bentley College, 1970. Addtional studies at Northeastern Universtiy.


No. 35
------

     (a) Have any of the officers or directors ever worked for or managed a company (including a seperate subsidiary or division of a larger enterprise) in the same business as the Company? Yes Explain: The President has decades of experience in the automotive repair industry. [See the discussion on the industry, the patent license, and Chisum's information] Director Sulkula has supervised operations of large collsion repair facility in Boston.

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same busniness or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

          No releases or consent from prior employers have been requested or obtained.

          The president has been self entrepreneur in obtaining his experience. [See the discussion on the industry, the patent license and Chisum's information.]

          Director Sulkula is a company owner.

     (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has evere managed any other company in the start-up or development
          stage and describe the circumstances, including relevant dates.   N/A

     (d)  If  any  of  the  Company's   personnel  are  not  employees  but  are
          consultants or other independent contractors, state the details of their engagement by the Company.

               In 1998, Wall Street Capital Group had a financial consulting contract with the Company. The terms were for a monthly retainer of $5,000 and other fees for as needed consulting and for specified duties. The contract terminated as of April 1998 nunc pro tunc October 1998.

     (e) If the Company has key man life insurance policies on any of its officers, directors of key personnel, explain, including the names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that requrie the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

               From time to time, the Company has term life insurance for F. Lavell Chisum, which will be used to pay off the SBA loan of between $200,000 and $300,000 and the balance of Mr. Chisum's spouse. The policy is not in effect as of November 15, 1998.


No. 36
------
         If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its officers, directros or other key persons, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such person, or any partnership in which any of such persons was a general partner at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. None.

         Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investor should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

No. 37
------

          Principal Owners of the Company (those who benefically own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separatley all common stock issuable upon conversion of the convertible securities (identifying them by asterisk) and show average price per share as if conversion has occured. Indicate by footnote if the price paid was for a consideration other than a cash and the nature of any such consideration.
          i)Class  of Shares:  Common  Stock
          Average Price Per Share:  Approximatley  $0.05
          No. Of Shares Now Held: 1,961,944
          %of Total: 35.4
          Name: F. Lavell Chisum
          Office Street Address: Colllision King, Inc. One Prodigy Way, McAlester, OK 74501 Telephone No. : 918-423-4538 Principal Occupation:
          Invester

          ii)  Class  of  Shares:  Common Stock
          Average Price Per Share: Approximatley  $1
          No. Of Shares Now Held:  1,188,430
          % of Total: 21.4
          No. Of shares After Offering if All Securities Sold: 1,188,430 % of Total : 20.4
          Name:  Al-Awadi, Farid
          Office Street Address: Dahia Abdullah AL-Salem, Bin Abbas Street, Block #2, House #22, Kuwait
          Telephone No.: 011-965-256-4014
          Principal Occupation: Inventor

No. 38
------
          Number of shares beneficially owned by officers and directors as a group: 2,786,800.
          Before offering: Shares (%of 50.3 total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

No. 39
------

     (a)  If  any  of  the  officers,  directors,  key  personnel  or  principal
          stockholders are related by blood or marriage, please describe.   N/A

     (b) If the Company has made loans to or is doing busniness with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the furture, explain: (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

          1. The General Counsel has a retainer agreement.

          2. WSCG consulting. Messres. Kusche and Marchione, both Directors, are principles with Wall Street Capital Group, Inc. (Herein WSCG). WSCG has a Financial advisor agreement with the company and receives $5,000 per month, and a percentage of the capital it obtains for use by the company. The Agreement was terminated as of April 1998 nunc pro tunc October 1998.
          3. Mr. Al-Awadi has a frame machine distribution license for certain countries in the middle east.


     (c) if any of the Company's officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any othe Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

               The President has guanteed SBA loan, and legal fees (between $200,000 and $300,000.)

No. 40
------

     (a) List all remuneration by the Company to Officers, Directors and key peronnel for the Last fiscal year:

     (c)  If any employment agreements exist or a contemplated. NONE


No. 41
------

     (a) Number of shares subject to issuance under presently outstanding stock purchase Agreements, stock options, warrants or rights: 3,064,510 shares (34.4% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

          Indicate which have been approved by shareholders.

               These agreements were ratified in July , 1998, by written consent signed by stock holders holding at least majority of voting power.

          State the expiration dates, exercise prices and other basic terms for these securities:

               Principal stockholders have 1,750,000 warrants to purchase an adjustable number shares, currently 3,064,510, of common stock pursuant to Warrant Agreements at adjustable prices ranging from about $.55 cents to $3.48 per share until the year 2002.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:None

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

               Neither  the by-laws nor the  articles  of  incorporation  of the
               company   require   stockholder   approval  for  stock   purchase
               agreements, stock options, warrants or rights.


No. 42
------

          If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termintation:

               The President owns investment stock, whose valure depends, in part upon the successful service.

               There are no non-competition agreements or employment agreements, other than those mentioned previously.

          Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

No. 43
------

          Describe any past, pending or threatened litigation or administrative action which has had may have a material effect upon the Company;s business, finanicl condition, or operations, including any litigation or action involving the Company's officers, directors other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved.

               Case #1 SUMMARY OF LITIGATION
               On January 15,1998, Collision Centers International, Inc. ("CCI") and certain Former CCI Stockholders ("Plaintiifs"), who exchanged their shares of CCI Stock for shares of Collision King, Inc. ("Collsion King") common stock in an October 1996 stock purchase transaction ("Stock Purchase") filed a lawsuit against Collision King in the United States District Court for the Northern

               Dicstricts of Oklahoma (the "Lawsuit"), as case number 98 CV 40 BU (J) and Was styled : Collision Centers International Inc. a Utah corporation, et al v. Collision King, Inc. formerly known as Prodigy A.R.T. Corp. A Nevada Corporation. Plaintiffs alleged that in connection with the Stock Purchase, Collision King made material misstatements and omissions to Plaintiffs relating to, inter alia, Collision King's financial position in violation of
               Section  10(b)  of  the  1934  Act  and  Rule  10b-5  promulgated thereunder and in violation of Oklahoma securities laws. Plaintiffs further alleged that Collision King violated Oklahoma securities laws because the Stock Purchase was neither registered under the Oklahoma Securities Act nor exempt therefrom. Plaintiffs sought an injunction, rescession of the Stock Purchase and other damages. About October 1998, the District Court case was administrativley closed. For a complete and thorogh description of all matters discussed in this matter see the documents and pleadings filed in the case. All of the docurments filed in this matter are incorporated by reference. Copies may be obtained form the clerk of the U.S. Districts Court, Tulsa, Oklahoma.

               On May 15, 1998, the administrator of the States of Oklahoma Department of Securities opened an investigation as file number ODS 98-195. This investigation was closed without action in August 24, 1999. Copies may be obtained from the Oklahoma Department of Securities, The First National Center, 120 North Robinson, Suite 860, Oklahom City, Oklahoma 73102.

               On May 20, 1998, Plaintiffs filed a Statement of Claim with the American Arbitration Association as Arbitration No.71 180 0021798, 1750 Two Galleria Tower, 13455 Noel Road, Dallas Tx 75240-6636, in which Plaintiffs asserted substantially the same claims set forth in their First Amended Complaint and the Amendment thereto. On June 22, 1998, Collsion King filed an
               Answering Statement and Counterclaim with the American Arbitratiron Association in which Collision King denied Plaintiffs allegations and asserted affirmative defenses. During settlement negotiations, Collision King dismissed its counterclaims without prejudice. For a complete and thorough description of all matters discussed in this matter see the docurments filed in the case. All the documents filed in this matter are incorporated by reference. Copies may be obtained from the case manager of the American Arbitration Assocaition.

               Nevertheless, by December 31, 1998, Collsiion King was unable to continue the arbitration proceeding due to lack of resources. Therefore, a settlement proposal rescinding the stock pruchase agreement was negotiated and is pending as of this date with mutual releases by all participants. If the settlement closes, Collision King will completely divest itself of any CCI stock ownership an will not participate in any management of CCI. The rescission was approved by the Directors and Shareholders as being in the best interests of the business of the Company. The settlerment will close the arbitration matter.

               Case #2

               On February 9, 1998, a John T'Sou Auto Diagnosis Center, Inc., filed a lawsuit against Collision King in state court in Pittsburg County, Oklahoma. The petition seeks damages for breach of contract, injunctive and declaratory relief arising from a distributors license for the frame machine. Plaintiff claims exclusive distribution tights to most of Asia and Europe. Special damages are under ten thousand dollars, with a request to enforce a license. The case was pending as of December 31, 1998. The case was dismissed with prejudice about August, 1999.

               Pending Matters:

               In 1998, the Company demanded that a former public relations vendor, Stockplayer.com, a New York company, return unearned consideration as recovery for part performance of a contract. The matter is in its earliest stages and it is impossible to predict the outcome at this time. The amount is controversy is under five percent of the present outstanding shares of the company, and under three percent of the shares after exercise of warrants.


MISCELLANEOUS FACTORS


No. 45
------
               Describe any other material factors, either adverse for favorable that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) Or which are necessary to make any other misleading or imcomplete.

               By year end 1998, the Company was unable to meet cash financial commitments. At that time , the Company transferred its operations to MCI and agreed to purchase MCI if certain conditions could be satisfied. MTI is to pay the McAlester manufacturing Expenses: rent, utilities, labor, taxes, SBA, insurance (about $38K per month). For these expenses MTI uses the location and equipement to build and sell RealLiners ( and return the revenue to pay the expenses) and its own mineral processing machines. The deal is for CKNG to acquire MTI upon payment of note and stock. The promissory note cancels if paid off, upon eviction, foreclosure, shut down or failure to pay expenses. Collision King's interest in MTI's assets are mortgaged to cover the $250K note. The employement contract with MTI President (Sam Cooper) is with MTI. Collision King's board of directories and General Council has no oversight of MTI, but Collision King's President is 1 of 3 directors of MTI. The agreement is pending. If the Constitions are satisfied, the Company will not make or market the RealLiner or acquire business in the automotive reapir industry. The Company will change its operations to making and marketing products in the pearlite industry.

               At the annual meeting in 1999, the shareholders voted to b) ratify such contracts, including the complete diverstiture of stock, if approved by the directors, as are necessary to end the arbitration of the Stock Purchase agreement by and among Prodigy Advanced Repair Technology Corp. and selling Stockholders of Collision Centers International, Inc.; c) ratify the transaction with MCI of December 1998: d) ratify all actions, obligations, and contracts incurred by the officers and directors, since the last annual meeting; e) approve the acquisition, by the company, or such other purchasers as may come forward before the next annual meeting, of none, some, any or all of the company, for such a price or terms as the company or buyers are willing to pay and the sellers are willing to sell, by any means, including redemption or tender offer, on the open market, or by private acquisitiion: f) propose the reorganization of the company, as is required by business judgment, to restore some financial stability.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

No. 47
------
          If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

               The Company in a 12 month period, ending October31, 1996, delivered 45 Machines. CKNG had sales over $1,426,000 and operating expenses of over $1,551,000 showing a net loss of about $(125,100). 1996 showed a increase in sales and improvement in operating margin. In October 1996, CKNG obtained new management. For the 14 months form late October 1996 to mid January 1998, sales dropped and the company delivered only 17 machines with sales of $707,000 but operating expenses continued at about $1,447,000, so our net loss was about $(734,000). (These numbers are unaudited). To reverese this trend, management has changed.

No. 48
------
          Describe any trends in the Company's historical operating results. Indicate any changes now occuring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

               See previous discussions about the industry.

No. 49
------
          If the Company sells a product or product and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principle) as a percentage of sales for the last fiscal year.

               See Audit.

          What is the anticipated gross margin for the next year of operations?

               See Audit.

          If this is expected to change, explain. Also, if reasonable current gross margin figures are available for the industry, indicate these
          figures and the source or sources from which they are obtained.   N/A

No. 50
------
          Foreign sales as a percent of total sales for the last fiscal year:

               None.

          Domestic government sales as a percent of total domestic sales for last fiscal year.

               None.

          Explain the nature of these sales, including any anticipated changes:

               None.

10SB Part II

          Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters.

          Item 201.a) 1) The principal markets are: NASDAQ Bulletin Board. ii) the high and low bid for each quarter within the last 2 fiscal years and interim period.

          1st quarter 1997,     High Bid  $4.5000         Low Bid  $3.6250
          2nd quarter 1997,     High Bid  $2.7500         Low Bid  $2.2500
          3rd quarter 1997,     High Bid  $4.4375         Low Bid  $2.2500
          4th quarter 1997,     High Bid  $3.1875         Low Bid  $0.8125
          1st quarter 1998,     High Bid  $0.6875         Low Bid  $0.3125
          2nd quarter 1998,     High Bid  $0.5000         Low Bid  $0.3125
          3rd quarter 1998,     High Bid  $0.2812         Low Bid  $0.1562
          4th quarter 1998,     High Bid  $0.1250         Low Bid  $0.0625
          1st quarter 1999,     High Bid  $0.0900         Low Bid  $0.0700
          2nd quarter 1999,     High Bid  $0.0700         Low Bid  $0.0700


          Source of Information: Edward Jones

     (B)  The  number of  holders  of each  class of common  is about  300.

     (C) Dividends. 1) No dividends were declared for the last 2 fiscal years and Subsequent period.

Item 2.   Legal Proceedings. Not apply, Alternative 2 or 3 not used.


Item 3. There has been no change or disagreement with accountants during the 2 most recent fiscal years or later interim period.

Item 4. Recent Sales of Unregistered Securities. Give information within past 3 years.

     (a)  Date, title and amount of securities sold.
          Oct 25, 1996 common stock,         293,505
          Sep 30, 1996 common stock,         250,000
          Apr 15, 1998 common stock,       2,365,173

     (b) the class of persons receiving shares were 1) 5 creditors (including directors and control persons); 2) 1 vendor in payment of services; 3) about 5 dozen share holders of company acquistion by a stock purchase contract; 4) employees; 5) other vendors

     (c) For securities sold for cash: the total offering price ($2 per share) and discounts and commissions:

               None

          For securities sold other than cash, describe the transaction, type and amount of consideration received.

          Stock purchase and exchange of company acquisitiion; consideration received was about 74% of common stock in acquried company.

          Vendor for public relation services; consideration was in form of interviews and media listings.

          Cancellation of indebtedness; consideration received was in form of cancelled debt.

     (d)  Sections  of  Securities  Act for  exemption:

               No section for stock  purchase  and  exchange.
               Section 4(2) for "transactions by an issurer not involving any public offering."
          These are creditors who have access to information about the company and are directly managing the business, as a "sophisticated investor."

          They agree not to resell or distribute the shares and they will be so legened. In additiion , the private offering did not have any form of public solicitation or general advertising or commission paid.

               Section 504. Total issues under $1 milliion during 12 months. Reg. S. Issued to oversees purchaser. They agreed not to resell or distribute the shares and they were so legended. In addition, the priveate offering did not have any form of public solicitation or general advertising or commission paid.

          Item 5.  Indemnifaction of Directors and Officers.  The by-laws state:
          3.10 Liability . No person shall be liable to the Company for any loss for damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer at the rquest of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affaris, or (b) took or omitted to take such action in relience upon advice of councel for the Company or upon statements made or information reasonable grounds to believe. The forgoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

          Nevada Revised Statues 78.300 limits directors liability to willful or grossly negligent wrongful declaration of distributions.





                                            Registration
                                            Colllision King, Inc.


                                            /s/ F. Lavell Chisum
                                            ------------------------
                                                F. Lavell Chisum
                                                President/ CEO


Date:  October 12, 1999

                                   CONTENTS


     Independent Auditors' Report...........................................F-1

     Balance Sheets.........................................................F-2

     Statements of Operations...............................................F-3

     Statement of Stockholders' Equity......................................F-4

     Statements of Cash Flows...............................................F-5

     Notes to Financial Statements..........................................F-6

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Collision King, Inc.

We have audited the accompanying balance sheet of Collision King, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of Collision King, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collision King, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 10, the Company incurred net losses of $1,537,389 in 1998 and $643,158 in 1997 and used $233,145 in 1997 of cash in operating activities, substantially depleting its cash reserves. Those factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/S/  TULLIUS TAYLOR SARTAIN & SARTAIN LLP
-----------------------------------------
     TULLIUS TAYLOR SARTAIN & SARTAIN LLP


Tulsa, Oklahoma
September 9, 1999


                              COLLISION KING, INC.

                                 BALANCE SHEETS

                       December 31, 1998 and June 30, 1999


                                                                     December 31, 1998  June 30, 1999
                                                                                         (unaudited)
                                                                     --------------------------------

Assets
Current assets:
    Accounts receivable                                                  $    36,513    $         -
    Inventory                                                                131,409        131,409
                                                                         --------------------------

Total current assets                                                         167,922        131,409

Property and equipment, net                                                  123,486         95,211
Investment in Collision Centers International, Inc.                        1,137,533      1,137,533
Other assets                                                                   1,216             56
                                                                         --------------------------

Total assets                                                             $ 1,430,157    $ 1,364,209
                                                                         --------------------------

Liabilities and Stockholders' Equity Current liabilities:
    Accounts payable                                                     $   848,823    $   728,305
    Accounts payable - related party                                         259,956        314,139
    Accrued liabilities                                                       63,286         40,131
    Debt due within one year                                                 272,757        247,022
                                                                         --------------------------

Total current liabilities                                                  1,444,822      1,329,597

Stockholders' equity
    Preferred stock, 100,000,000 shares authorized, par
       value, $.001; none issued                                                   -              -
    Common stock, 23,076,923 shares authorized, par
       value, $.013; 5,244,292 shares at December 31 and
       5,577,292 shares at June 30
                                                                              68,176         72,505
    Additional paid-in capital                                             4,559,535      4,685,625
    Accumulated deficit                                                   (4,642,375)    (4,723,518)
                                                                         --------------------------

Total stockholders' equity                                                   (14,664)        34,612
                                                                         --------------------------

Total liabilities and stockholders' equity                               $ 1,430,158    $ 1,364,209
                                                                         ==========================



                        See notes to financial statements



                              COLLISION KING, INC.

                            STATEMENTS OF OPERATIONS

                   Years ended December 31, 1998 and 1997
         and six month periods ended June 30, 1999 and 1998 (unaudited)


                                            December 31,        December 31,       June 30, 1999      June 30, 1998
                                                1998                1997            (unaudited)        (unaudited)
                                         ------------------- -------------------- ----------------- ------------------

Revenue:
   Net manufacturing sales                 $      428,726      $       639,974      $         -       $     177,864

Expenses:
   Cost of manufacturing sales                    653,224              756,253                -             304,289
   General and administrative                   1,183,572              315,550           44,500             351,782
   Selling                                         35,912               80,811                -              35,912
   Depreciation and amortization                   58,774               99,999           28,275              28,274
                                         ------------------- -------------------- ----------------- ------------------
                                                1,931,482            1,252,613           72,775             720,257
                                         ------------------- -------------------- ----------------- ------------------

Operating loss                                 (1,502,756)            (612,639)         (72,775)           (542,393)

Other income (expense):
   Interest income                                      -                2,740                -                   -
   Interest expense                               (34,633)             (34,598)          (8,368)            (14,762)
   Other, net                                           -                1,339                -                   -
                                         ------------------- -------------------- ----------------- ------------------

Net loss                                   $   (1,537,389)     $      (643,158)     $   (81,143)      $    (557,155)
                                         =================== ==================== ================= ==================


Basic loss per share                       $        (0.35)     $        (0.20)      $      (0.15)     $       (0.14)
                                         =================== ==================== ================= ==================

Average shares outstanding                      4,426,828      $       639,974          5,438,542         3,953,550
                                         =================== ==================== ================= ==================





                        See notes to financial statements
                                                                             F-3



                              COLLISION KING, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                     Years ended December 31, 1998 and 1997
                Six month period ended June 30, 1999 (unaudited)



                                                                         Additional
                                                  Common Stock             Paid-in      Accumulated
                                             Shares         Amount         Capital        Deficit          Total
                                         -----------------------------------------------------------------------------

    Balance, December 31, 1996               2,811,958     $ 36,556     $  4,255,410    $ (2,461,828)  $ 1,830,138

    Stock issued                                12,666          164           36,535               -        36,699
    Warrants exercised                         354,499        4,609           (4,609)              -             -
    Net loss                                         -            -                -        (643,158)      (643,158)
                                         -----------------------------------------------------------------------------
    Balance, December 31, 1997               3,179,123       41,329        4,287,336      (3,104,986)    1,223,679

    Stock issued for royalty obligation      1,500,000       19,500           55,500               -         75,000
    Stock issued for services                  565,169        7,347          216,699               -        224,046
    Net loss                                         -            -                -      (1,537,389)    (1,537,389)
                                         -----------------------------------------------------------------------------
    Balance, December 31, 1998               5,244,292       68,176        4,559,535      (4,642,375)       (14,664)

    Stock issued                               333,000        4,329          126,090               -        130,419
    Net loss                                         -            -                -         (81,143)       (81,143)
                                         =============================================================================
    Balance, June 30, 1999 (unaudited)       5,577,292     $ 72,505     $4,685,625      $ (4,723,518)  $    34,612
                                         =============================================================================




                       See notes to financial statements


                              COLLISION KING, INC.

                            STATEMENTS OF CASH FLOWS

                          Year ended December 31, 1997


                                            December 31,        December 31,       June 30, 1999      June 30, 1998
                                                1998                1997            (unaudited)        (unaudited)
                                         ------------------- -------------------- ----------------- ------------------

Cash flows from
   operating activities
Net loss                                   $  (1,537,389)      $      (643,158)           (81,143)    $    (557,155)
Adjustments to reconcile net loss to
net cash used in operating activities:
   Depreciation and amortization                   56,549               99,999             26,025            28,274
   Noncash compensation expense                   299,046               37,998                  -                 -
   Changes in assets and liabilities:
      Accounts receivable                           1,127              (23,618)            36,513            36,072
      Inventory                                   339,741              218,672                  -           135,896
      Other assets                                 36,328                1,361              1,160            23,520
      Accounts payable                            869,835              104,728             66,335           387,939
      Accrued liabilities                         (17,373)             (29,127)           (23,155)          (29,100)
                                         ------------------- -------------------- ----------------- ------------------

Net cash used in operating activities             (47,864)            (233,145)            25,735            25,446

Cash flows from
   investing activities
Purchase property and equipment                         -              (28,194)               -                   -
                                         ------------------- -------------------- ----------------- ------------------

Net cash used in investing activities                   -              (28,194)               -                   -

Cash flows from
   financing activities
Principal payments on debt and notes
   payable                                        (50,588)             (63,095)         (25,735)            (23,812)
Other                                                   -               (1,299)               -                   -
                                         ------------------- -------------------- ----------------- ------------------

Net cash used in financing activities             (50,558)             (64,394)         (25,735)            (23,812)
                                         ------------------- -------------------- ----------------- ------------------

Decrease in cash                                   (2,724)            (325,733)               -               1,634
Cash, beginning of year                             2,724              328,457                -               2,724

Cash, end of year                          $           -       $         2,724      $         -       $       4,358
                                         =================== ==================== ================= ==================



                       See notes to financial statements

                              COLLISION KING, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 1998 and 1997


Note 1 - Summary of Significant Accounting Policies

Organization and business

In 1997, Prodigy Advanced Repair Technology Corp. ("Prodigy"), a Nevada Corporation, changed its name to Collision King, Inc. ("Collision King"). Collision King is in the business of manufacturing and selling worldwide automobile body and frame alignment machines, using patented technology licensed to Collision King from a shareholder. Collision King's manufacturing facility is located in McAlester, Oklahoma.

Collision King owns 74% of the outstanding common stock of Collision Centers International, Inc. ("CCI"), a Utah corporation. (see Note 8.)

Principles of consolidation

The financial statements include the accounts of Collision King. The consolidated financial position or operating results of CCI have not been presented in the accompanying financial statements since Collision King does not exercise sufficient control to permit consolidation, as discussed in Note 8.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures in the notes thereto. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to ten years.

Advertising expense

Collision  King  expenses  advertising  costs  when  the  advertisement  occurs.
Advertising expense for the years ended December 31, 1998 and 1997 totaled $108,419 and $59,054, respectively (see Note 7).

New accounting standards

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in 1998. The Company has no comprehensive income items for the two years in the period ended December 31, 1998. Therefore, net income equals comprehensive income. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.


Note 2 - Inventory

Inventory consists of completed car body and frame alignment machines, material and labor for machines in progress and raw materials as follows:

                                                                      June 30, 1999
                                                   1998                (unaudited)
                                           ---------------------- -----------------------

        Completed machines                      $    11,213            $    11,213
        Machines in progress                         99,370                 99,370
        Raw materials                                20,826                 20,826
                                           ---------------------- -----------------------
                                                $   131,409            $   131,409
                                           ====================== =======================


Note 3 - Property and Equipment

Property and equipment are recorded at cost, and consist of the following:

                                                                      June 30, 1999
                                                   1998                (unaudited)
                                           ---------------------- ----------------------
Machinery and equipment                         $429,830               $   429,830
Furniture and fixtures                               46,349                 46,349
Transportation                                       26,215                 26,215
                                           ---------------------- ----------------------
                                                    502,394                502,394
Less accumulated depreciation                      (378,908)              (407,183)
                                           ---------------------- ----------------------
                                                $   123,486            $    95,211
                                           ====================== ======================


Note 4 - Income Taxes

Collision King's net operating loss ("NOL") carryforward is approximately $4,440,000 at December 31, 1998, expiring in varying amounts from 2008 to 2013. No benefit has been recognized in the accompanying financial statements for Collision King's NOL carryforwards because they do not meet the more probable than not criteria of Statement of Financial Accounting Standards No. 109.


Note 5 - Related Parties

In March 1996, Collision King entered into an amended royalty agreement with a shareholder for the right to use the patented technology for the manufacture of auto body and frame alignment machines. The amended agreement provides for royalty payments of 5% of sales, subject to an annual minimum royalty of $75,000 in 1997, $150,000 in 1998, and thereafter. As further consideration for the license, the licensor received warrants to purchase 1,500,000 shares of Collision King common stock for $.05 per share, exercisable beginning September 20, 1997, and extending for seven years thereafter. Royalty expense was $75,000 in 1997 and $150,000 in 1998.

In April 1998, the shareholder exercised the warrants in settlement of Collision King's 1997 royalty payable of $75,000, included in accounts payable at December 31, 1997. Accounts payable at December 31, 1998 include $150,000 due to the shareholder pursuant to the royalty agreement. In January 1999, the shareholders canceled the technology license agreement.

Collision King leases facilities from a company that is controlled by certain stockholders and directors. Rental expense incurred under this lease is $89,000 in 1998 and 1997, and $44,500 in the six months ended June 30, 1999 and 1998, respectively. Future minimum lease payments required under this agreement are as follows:

                           1999                    $   89,002
                           2000                         7,417
                                              --------------------
                                                   $   96,419
                                              ====================


Note 6 - Debt

Debt consists of a term note maturing in 2001 secured by all property and equipment, inventory and accounts receivable. The note is personally guaranteed for $100,000 by related parties. The note bears interest at New York prime rate plus 2% (10.25% at December 31, 1998). Among other restrictions, the agreement restricts the payment of dividends, purchase and retirement of treasury stock, and the incurrence of additional debt. The note is in default since the Company is behind in payment of principal and interest. As a result, the note is callable and is classified as currently payable.




                       See notes to financial statements

Note 7 - Stockholders' Equity

In January 1997, Collision King issued 12,666 shares to two employees as compensation for services rendered. Collision King recognized compensation expense for the stock issuance at the estimated fair value of the stock issued, $37,998.

In October 1997, Collision King entered into an agreement with a public relations firm to promote Collision King's stock on the Internet. The public relations firm's fee for its services was 300,000 shares of Collision King common stock. A stockholder paid the fee on Collision King's behalf. A disagreement as to the performance of the public relations firm resulted in the termination of Collision King's contract with the firm, and Collision King unsuccessfully sought the return of the 300,000 shares. In April 1998, Collision King reimbursed the stockholder for the 300,000 shares and charged $108,000 ($.36 per share) to advertising expenses.

Under a 1996 private placement agreement, Collision King issued 1,250,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock subject to the terms and conditions of the Common Stock Purchase Warrant Agreements. The warrants are exercisable as follows:



    Number
      of         Exercise              Exercise
    Shares        Price                  Date                                      Condition
--------------- ----------- ------------------------------- ----------------------------------------------------------------

   250,000         $1.00     Nov. 7, 1996 - Jan. 1, 2002    In the event Collision King completes a public offering of a substantial portion of Collision King's equity capitalization.

   250,000         $4.00     Jan. 1, 1997 - Jan. 1, 2002    None

   500,000         $6.00     Jan. 1, 1998 - Jan. 1, 2003    In the event  Collision  King has  entered  into a  distribution agreement with  the  warrantholder  or his  designee  to  market
                                                            Collision King's product in certain agreed upon countries in the
                                                            Middle East.

   125,000         $1.00     Jan. 1, 1997 - Jan. 1, 2002    None

   125,000         $4.00     Jan. 1, 1997 - Jan. 1, 2002    None

   250,000         $5.00     Jan. 1, 1997 - Jan. 1, 2002    None



The Warrant Agreements provide that if Collision King issues additional shares of common stock without consideration, or for a consideration per share less than the greater of the current market price or the warrant exercise price then in effect, then the warrant exercise price and the number of shares of common stock issuable upon exercise of the warrants shall be adjusted. The computation of these adjustments is set forth in the Warrant Agreements. Issuances of shares disclosed in Notes 5 and 7 to the financial statements will result in such adjustments.

Subsequent to December 31, 1998, Collision King issued 333,000 shares of common stock in settlement of various liabilities totaling $ 130,419 at December 31, 1998.


Note 8 - Investment in CCI

On October 25, 1996, Collision King acquired 74% of the outstanding common stock of CCI by exchanging 293,505 shares of Collision King common stock for 8,840,512 shares of CCI common stock. CCI provides management services to Collision Automotive Repair Services, Inc. ("CARS"), a Delaware corporation organized as a cooperative. The cooperative members are automobile repair shops operating throughout the United States.

The acquisition was accounted for as a purchase having a cost of $1,174,020 ($4 per share issued). After the acquisition, CCI's management team was hired to also manage the business of Collision King. The CCI management team resigned from its position with Collision King on January 7, 1998.

On January 15, 1998, CCI and certain of its former shareholders filed suit in U.S. District Court claiming material misrepresentation and violation of certain rules and regulations of the Securities and Exchange Commission in connection with the acquisition and seeking rescission of the October 1996 share exchange. The District Court granted a temporary injunction preventing Collision King from exercising its rights of ownership control over CCI until the issues were permanently resolved.

Collision King's investment in CCI is carried at $1,137,533 in the accompanying balance sheet. This amount represents Collision King's cost of acquiring CCI, adjusted for inter-company cash payments.

As of September 1, 1999, a settlement proposal rescinding the stock purchase agreement was negotiated and is pending, with mutual releases by all participants. If the settlement closes, Collision King will completely divest itself of any CCI stock ownership. The rescission has been approved by the Company's Directors and shareholders. No monetary damages were involved in settling the lawsuit.


Note 9- Operating Agreement

In November 1998, Collision King entered into an agreement with Machinery Technology International, Inc. ("MTI"), pursuant to which MTI assumed liability for all operating expenses of Collision King's leased plant facility in exchange for the right to use the facility and Collision King's manufacturing equipment to manufacture its own equipment for sale. MTI also assumed the right to manufacture and sell Collision King's auto body and frame alignment machines.

As part of the agreement, Collision King has the right, but not the obligation, to acquire all of the outstanding common stock of MTI in exchange for 400,000 shares of Collision King's common stock and a note payable in the amount of $250,000 plus interest at 7% per annum from November 1998.

Note 10- Contingencies

As shown in the accompanying financial statements, the Company incurred a net loss of $1,537,389 in 1998 and $643,158 in 1997, and used $233,145 in 1997 of cash in operating activities, substantially depleting its cash reserves. Those factors, create an uncertainty about the Company's ability to continue as a going concern. Management plans to expand the Company's scope of operations through acquisition of MTI (see Note 9) and other strategic business acquisitions. Management plans to finance this expansion by private placement of common stock for cash and sale of debt securities. As part of the plan to effect these transactions, management intends to convert a substantial part of the Company's accounts payable to common stock, and to substantially reduce the number of shares outstanding to existing shareholders by having them contributed back to the Company. The ability of the Company to continue as a going concern is dependent on the success of management's plans. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.